Exhibit 21.1

Subsidiaries of Phillips Edison – ARC Shopping Center REIT Inc.

Entity	Jurisdiction
Phillips Edison Shopping Center OP GP LLC	Delaware
Phillips Edison – ARC Shopping Center Operating Partnership, L.P.	Delaware
Lakeside (Salem) Station LLC	Delaware
Snowview Station LLC	Delaware
St. Charles Station LLC	Delaware
Southampton Station LLC	Delaware
Centerpoint Station LLC	Delaware
PECO-ARC Institutional Joint Venture I, L.P.	Delaware
PAI GP LLC	Delaware
PECO-ARC Institutional REIT LLC	Delaware